7035 Ridge Road Hanover, Maryland 21076 www.ciena.com	James E. Moylan, Jr. Sr. Vice President & Chief Financial Officer Direct Dial: 410.981.7495 Fax: 410.865.8001 E-mail : jmoylan@ciena.com

April 23, 2020

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing
100 F Street, NE
Washington, D.C. 20549
Attn: Mindy Hooker
Martin James

Re:    Ciena Corporation
Form 10-K for Fiscal Year Ended November 2, 2019
Filed on December 20, 2019
File No. 1-36250

Ladies and Gentlemen:
This letter is in response to the Staff’s comment letter dated April 16, 2020, with respect to the above referenced Annual Report on Form 10-K for the fiscal year ended November 2, 2019 (the “FY’19 Form 10-K”) filed by Ciena Corporation (the “Company” or “Ciena”). Below is Ciena’s response to the Staff’s comment. For the convenience of the Staff, we have set forth each of the Staff’s comments in italics immediately preceding Ciena’s response.
Form 10-K for the Fiscal Year Ended November 2, 2019

Item 8. Financial Statements and Supplemental Data
General, page 60

1.
Please revise your future filings to present your financial statements, including your primary financial statements as well as the notes thereto, and all other financial information in the filings as of and for the periods ended on the actual dates on which your fiscal years and quarterly periods end. In addition, revise the face of your Forms 10-K and 10-Q in future periods to correctly indicate the actual dates on which your fiscal years and quarterly periods end.

In its future filings, Ciena will present its financial statements, including primary financial statements as well as the notes thereto, and all other financial information in the filings as of and for the periods ended on the actual dates on which its fiscal years and quarterly periods end. On the face of its Forms 10-K and 10-Q for future periods, Ciena will indicate the actual dates on which its fiscal years and quarterly periods end.

Item 9A. Controls and Procedures
Report of Management on Internal Control Over Financial Reporting, page 108

2.	Please confirm that your management performed its assessment and concluded on the effectiveness of your internal control over financial reporting as of November 2, 2019

Securities and Exchange Commission
April 23, 2020

and revise this report in future filings to assess and conclude on the effectiveness of your internal control over financial reporting as of the actual date on which your fiscal year ends. We note that your auditors have correctly audited and opined on the effectiveness of your internal control over financial reporting as of November 2, 2019.

Ciena confirms to the Staff that its management performed its assessment and concluded on the effectiveness of its internal control over financial reporting as of November 2, 2019. In future filings, the Report of Management on Internal Control Over Financial Reporting will reflect that the assessment and conclusion on the effectiveness of Ciena’s internal control over financial reporting were as of the actual date on which Ciena’s fiscal year ends.

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If you have any questions concerning this letter or if you would like any additional information please do not hesitate to call me at (410) 981-7495, Andrew Petrik, Ciena’s Controller, at (410) 865-8081 or Erik J. Lichter, Ciena’s Vice President and Deputy General Counsel, at (410) 694-5758.

Very truly yours,

/S/ James E. Moylan, Jr.
James E. Moylan, Jr.
Senior Vice President and Chief Financial Officer

cc:	David M. Rothenstein, Sr. Vice President, General Counsel and Secretary
Andrew C. Petrik, Vice President and Controller
Erik J. Lichter, Vice President and Deputy General Counsel
Michael J. Silver, Hogan Lovells US LLP